U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies


Pursuant  to  Rule  17f-2  [17  CFR  270.17f-2]

1.  Investment  Company  Act  File  Number:   Date  examination  completed:

    811-7322      6/30/00

2.  State  Identification  Number:
 New  York  State  Identification  Number  Equity  Fund:16-1564025
 New  York  State  Identification  Number  Bond  Fund:  16-1564026

AL           AK           AZ           AR          CA           CO
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CT           DE           DC           FL          GA           HI
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ID           IL           IN           IA          KS           KY
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LA           ME           MD           MA          MI           MN
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MS           MO           MT           NE          NV           NH
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NJ           NM           NY           NC          ND           OH
------------------------------------------------------------------
OK           OR           PA           RI          SC           SD
------------------------------------------------------------------
TN           TX           UT           VT          VA           WA
------------------------------------------------------------------
WV           WI           WY           PUERTO  RICO
------------------------------------------------------------------

Other  (specify):
The Funds are organized as a Delaware business trust, but are located in New York State.


3.  Exact  name  of  investment  company as specified in registration statement:
     The  Canandaigua  Funds

4.  Address  of  principal  executive  office: (number, street, city, state, zip code)
 72  South  Main  Street,  Canandaigua,  New  York,  14424










INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment  Company

1.  All  items  must  be  completed  by  the  investment  company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

      THIS  FORM  MUST  BE  GIVEN  TO  YOUR  INDEPENDENT  PUBLIC  ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

The  Canandaigua  Funds

Examination  of  Management's  Assertion

(Compliance  with  the  requirements  of  subsection
(b)  and  (c)  of  Rule  17f-2  under  the  Investment
Company  Act  of  1940)

As  of  June  30,  2000

Independent  Auditors'  Report



To  the  Supervisory  Committee
The  Canandaigua  Funds
Canandaigua,  New  York

We have examined management's assertion about The Canandaigua Funds (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 2000, with respect to cash securities reflected in the investment account of the Company maintained by Canandaigua National Bank & Trust Company (CNB), included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, as of June 30, 2000 and for the period from May 18, 2000 (the date of our last examination) through June 30, 2000, and with respect to agreement of cash securities held by the Company's investment agent Canandaigua National Bank & Trust Company.

Reconciliation as of June 30, 2000 of all cash securities balances of the Company held by CNB, to the books and records of CNB and to the books and records of the Company as prepared by the Company's accounting service American Data Systems (ADS), including agreement to CNB's daily reconciliation of cash balances.

Confirmation of all cash securities balances of the Company held by CNB as of June 30, 2000, which are maintained, in the book entry form, by the Federal Reserve Bank, with the Federal Reserve Bank of New York.

Agreement of three additional day's cash securities balances of the Company held by CNB for the period from May 18, 2000 through June 30, 2000, to CNB's daily reconciliation of cash securities balances as of those dates.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that The Canandaigua Funds was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2000 with respect to cash securities reflected in the investment account of the Company maintained by CNB, is fairly stated, in all material respects.

This report is intended solely for the information and use of the Supervisory Committee and management of The Canandaigua Funds and the Securities and Exchange Commission and should not be issued for any other purpose.




Canandaigua,  New  York
July  22,  2000

Management  Statement  Regarding  Compliance  With  Certain
Provisions  of  the  Investment  Company  Act  of  1940
-------------------------------------------------------





We, as members of management of The Canandaigua Funds (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as June 30, 2000 and from May 18, 2000 through June 30, 2000.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2000 and from May 18, 2000 through June 30, 2000, with respect to cash securities reflected in the investment account of the Company maintained by Canandaigua National Bank & Trust Company.

The  Canandaigua  Funds

By:

________________________________________
Donald  C.  Greenhouse
Secretary/Treasurer

July  22,  2000

The  Canandaigua  Funds





July  22,  2000

Eldredge,  Fox  &  Porretti,  LLP
25  North  Street
Canandaigua,  New  York  14424

In connection with your examination of the Assertion that The Canandaigua Funds (the Company) was in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940, as of June 30, 2000 with respect to cash securities reflected in the investment account of the Company maintained by Canandaigua National Bank & Trust Company as of June 30, 2000, for the purpose of expressing an opinion that the Company was in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940, as of June 30, 2000 with respect to cash securities reflected in the investment account of the Company maintained by Canandaigua National Bank & Trust Company, is fairly stated in all material respects, we confirm, to the best of our knowledge and belief, the following representations made to your during the course of your examination.

We  are  responsible  for  the  presentation  of  the  Assertion.

As  of  June  30, 2000, the Assertion is fairly stated in all material respects.

There have been no fraud or other illegal acts that would have a material effect on the Assertion.

No events have occurred subsequent to June 30, 2000 that would require adjustment to the Assertion.

We have advised you of all actions taken at meetings of the Supervisory Committee, and committees of the Supervisory Committee that may affect the Assertion.

We have advised you of all information of which we are aware that may affect the Assertion, and we have advised you of all deficiencies of which we are aware in the presentation of underlying data.

We have responded fully to all inquiries made to us by you during the examination.


Signature:  _________________________________

Title:  _____________________________________